Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Fact Sheet	Lilium 7-Seater Jet

March 30, 2021	•	Carries 6 passengers and 1 pilot
	•	Uses proprietary Ducted Electric Vectored Thrust technology
	•	Powered by 36 low-noise electric ducted turbo fan engines
	•	Cruise speed of 175 mph / 280 kmh
	•	Range of 155+ miles / 250+ km including reserves
	•	Sound footprint of ~60 dBA at 100 meters in hover flight, inaudible during cruise from the ground
	•	Ability to scale without significant increase in sound or footprint
	•	Certification basis CRI-A01 received from EASA and in concurrent type certification with EASA & FAA
	•	Targeting commercial launch in 2024 and operating in multiple regions in 2025
	•	Suppliers include:
Aciturri: manufacturing fuselage and wing systems
Toray Industries: supplying high performance carbon fibre composite
Lufthansa Aviation Training: sourcing pilots and delivering training program

Business model

•	Total addressable market of between $1.5 and $3 trillion by 2040
•	Lilium-branded passenger mobility network and a turnkey enterprise solution, leasing aircraft to corporate and government customers
•	The 7-Seater Lilium Jet is projected to deliver the best unit economics, with market-leading capacity, low noise and high performance
•	Projected 1,000 jets in operation by 2027 with 30,000 tickets sold per jet per year
•	Projected $5 million in revenue per jet, per year
•	Targeting profitability by end of year 2025

Team

•	Over 400 engineers with 4,000 combined years of experience
•	Leadership with experience in developing and delivering some of the most successful and complex aircraft in aviation history, including the Airbus A320, A350 and A380; Eurofighter Typhoon; Gulfstream G650 and Harrier VTOL

Network

FLORIDA

•	Received ≈$200 million in commitments to develop Florida network from infrastructure partners including Ferrovial and Tavistock Development Company
•	Planned network of up to 14 sites -- 1,200 miles / 1,930 km of connectivity
•	Projected annual revenue of $600 million from ≈125 jets

GERMANY

•	Agreement with Köln Bonn Airport and Düsseldorf Airport
•	Projected annual revenue of $900 million from ≈190 jets

Important Information About the Proposed Business Combination and Where to Find It

A full description of the terms of the business combination will be provided in a registration statement on Form F-4 to be filed with the SEC by Qell DutchCo B.V., which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that will include a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell Acquisition Corp. (“Qell”) to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Qell as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Qell will be filed in the registration statement to be filed by Qell DutchCo B.V., which will later be converted into Lilium N.V. on Form F-4, which will include the proxy statement/prospectus, for the proposed business combination and be available, without charge, at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the transaction may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (v) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vi) the Lilium Group’s inability to secure or protect its intellectual property; (vii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (viii) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.